Exhibit 99.3

InflaRx Reports First Quarter 2022
Financial and Operating Results and Provides Strategic Update

•	Quarter highlighted by progress with vilobelimab in several indications:
o	Encouraging Phase III topline results reported in patients with severe COVID-19; discussions with regulatory authorities already underway
o	Final data from Phase IIa open-label study in patients with pyoderma gangrenosum presented at 2022 AAD Annual Meeting; end-of-Phase II meeting with FDA scheduled for mid-2022
o	In Phase II trial in cutaneous squamous cell carcinoma, second dosing cohort of combination arm started; enrollment in monotherapy arm continuing with 8 patients enrolled with data expected in Q3 2022
o	Clinical development in hidradenitis suppurativa and ANCA-associated vasculitis halted for the time being
•	Introduced new pipeline program, INF904, an oral small molecule inhibitor of C5aR; planned to enter the clinic later this year
•	Cash, cash equivalents and financial assets of approximately €99.3 million as of March 31, 2022, expected to fund operations well into H2 2024

Jena, Germany, May 12, 2022 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial and operating results for the three months ended March 31, 2022 and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “Following a recent internal strategic review, we are announcing the Company’s updated key priorities and strategy. With final data now available from our Phase IIa study, we intend to move vilobelimab into a pivotal program in pyoderma gangrenosum and advance INF-904, our small molecule C5aR inhibitor, into first-in-human testing this year. Additionally, with the encouraging topline Phase III results we saw with vilobelimab in treating severe COVID-19 patients, we are now discussing our data with regulatory authorities to assess a potential path towards approval. With all of these important activities, we decided to halt the Phase III program in hidradenitis suppurativa and not to advance vilobelimab in AAV for the time being to prioritize the best use of our resources. We are excited about InflaRx’s potential to develop effective new treatments to improve the lives of patients suffering from neutrophil-driven inflammatory diseases.”

Recent Highlights – Progress with Vilobelimab in Several Indications

Severe COVID-19: On March 31, 2022, InflaRx announced topline results from the Phase III part of the global Phase II/III PANAMO trial evaluating vilobelimab in mechanically ventilated patients with COVID-19. A total of 369 patients were enrolled. Vilobelimab treatment resulted in a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo (vilobelimab 31.7% versus placebo 41.6%, p=0.094), which was not statistically significant using site-stratified Cox regression analysis as pre-specified in the final statistical analysis plan. At the recommendation of regulatory authorities, during the course of the trial, the Company changed the statistical analysis method for the primary endpoint. The original protocol-specified analysis would have resulted in a statistically significant p-value of 0.027. Additionally, logistic regression analyses of 28-day all-cause mortality resulted in p-values of <0.05 for 3 out of the 4 pre-specified analyses.

A pre-specified analysis of patients from Western European countries showed a relative reduction in 28-day all-cause mortality of 43% (p=0.014), suggesting an improvement in mortality in line with the reported Phase II data from the PANAMO trial.

Importantly, 60-day all-cause mortality, a key secondary endpoint, showed a continued reduction of mortality in the vilobelimab arm.

The Company is engaged in ongoing discussions with regulatory authorities to determine next steps towards a potential approval in this indication.

Pyoderma Gangrenosum (PG): InflaRx presented final data from an open-label, multi-center Phase IIa exploratory study evaluating the safety and efficacy of vilobelimab in patients with moderate to severe PG at the American Academy of Dermatology Association (AAD) Annual Meeting on March 26, 2022 in an oral late-breaker session by Afsaneh Alavi, MD, Associate Professor of Dermatology, Mayo Clinic. The final results showed a strong dose-dependent effect in the highest dose cohort of 2400 mg, with 6 out of 7 patients showing a clinical remission (Physician Global Assessment (PGA) score ≤ 1) and closure of the target ulcer. The seventh patient showed a slight improvement (PGA score 4) with a decrease of the target ulcer area of over 50%. During the follow-up period, ulcers remained closed two months after treatment completion in all but one patient, and a sustained suppression of C5a was observed for up to 20 days after the last dosing. With these compelling results, an end-of-Phase II meeting has been scheduled with the FDA for mid-2022 to discuss the pivotal program in this indication.

Cutaneous Squamous Cell Carcinoma (cSCC): InflaRx is developing vilobelimab for the treatment of PD-1/PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC. An open-label, non-comparative, two-stage, Phase II trial in cSCC is ongoing and has two independent arms: vilobelimab alone (Arm A) and vilobelimab in combination with pembrolizumab (Arm B).

Enrollment continues in the monotherapy Arm A. Eight patients are now enrolled in this arm. Data are expected to be available in the third quarter of 2022.

In February 2022, the Company announced the start of the second dosing cohort of Arm B. The interim analysis in this arm is expected after ten patients have been treated and are evaluable for response assessment at the recommended Phase II dose level, which will be selected based on data from the safety run-in phase of the study. These Arm B interim data, which are a prerequisite to move to the second stage of the trial, are expected to be available in the second half of 2023.

Hidradenitis Suppurativa (HS) and ANCA-Associated Vasculitis (AAV): In response to its recent strategic pipeline review, the Company has decided to move vilobelimab into pivotal testing in pyoderma gangrenosum and to halt the development of vilobelimab in HS and not to advance vilobelimab in AAV for the time being.

New Development Program Introduced
InflaRx announced in January 2022 a new pipeline program, INF904, an oral small molecule inhibitor of C5aR. InflaRx has been granted a composition of matter patent for INF904 and associated compounds by the U.S. Patent and Trademark Office and has completed investigational new drug (IND)-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses.

The Company expects to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

Financial Highlights – Q1 2022

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2022 increased by €5.6 million to €10.5 million compared to the three months ended March 31, 2021. This increase was primarily due to the completion of Phase III clinical development of vilobelimab for the treatment of COVID-19. This led to an increase of €3.1 million in manufacturing costs, which significantly contributed to an overall increase of €5.1 million in third-party expenses. The €0.5 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and Administrative Expenses

General and administrative expenses increased by €1.4 million to €4.4 million for the three months ended March 31, 2022, from €3.0 million for the three months ended March 31, 2021. This increase is attributable to higher personnel expenses from equity-settled share-based compensation recognized in personnel expenses of €0.4 million. Additionally, legal, consulting and other expenses increased to €1.9 million for the three months ended March 31, 2022, from €1.0 million for the three months ended March 31, 2021.

Net Financial Result

Net financial result decreased by €0.9 million to €0.9 million for the three months ended March 31, 2022, from €1.8 million for the three months ended March 31, 2021. This decrease is mainly attributable to lower foreign exchange gains, which decreased by €1.3 million, and higher foreign exchange losses of €0.3 million. Other finance expenses for the three months ended March 31, 2022 included a €48 thousand gain from a reduction in the allowance for expected credit loss on marketable securities.

Net Loss

Net loss for the three months ended March 31, 2022 was €14.0 million, compared to €6.1 million for the three months ended March 31, 2021.

On March 31, 2022, the Company’s total funds available were approximately €99.3 million, composed of cash and cash equivalents of €40.1 million and financial assets of €59.2 million. With the Company’s adjusted strategy, these funds are expected to finance operations well into the second half of 2024.

Net Cash Used in Operating Activities

Net cash used in operating activities increased to €12.9 million in the three months ended March 31, 2022, from €10.4 million in the three months ended March 31, 2021.

Additional information regarding these results and other relevant information is included in the notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and the three months ended March 31, 2022 and 2021, as well as the consolidated financial statements as of and for the year ended December 31, 2021 in “ITEM 18. Financial Statements,” in InflaRx’s Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and
Comprehensive Loss for the three months ended March 31, 2022 and 2021

	For the three months ended March 31,
(in €, except for share data)	2022 (unaudited)	2021 (unaudited)

Operating Expenses
Research and development expenses	(10,471,923)	(4,906,885)
General and administrative expenses	(4,387,443)	(3,022,338)
Total Operating Expenses	(14,859,366)	(7,929,224)
Other income	1,593	5,462
Other expenses	(565)	(565)
Operating Result	(14,858,338)	(7,924,327)
Finance income	27,962	22,962
Finance expenses	(24,586)	(3,684)
Foreign exchange result	727,933	1,731,671
Other financial result	125,000	48,000
Income Taxes	—	—
Loss for the Period	(14,002,030)	(6,125,378)

Share Information
Weighted average number of shares outstanding	44,203,763	33,807,774
Loss per share (basic/diluted)	(0.32)	(0.18)

Loss for the Period	(14,002,030)	(6,125,378)
Other comprehensive income (loss) that may be reclas-sified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	1,309,875	3,504,699
Total Comprehensive Loss	(12,692,154)	(2,620,679)

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of March 31, 2022 and December 31, 2021

in €	March 31, 2022 (unaudited)	December 31, 2021

ASSETS
Non-current assets
Property and equipment	251,713	274,373
Right-of-use assets	1,314,691	1,408,078
Intangible assets	209,818	235,216
Other assets	331,539	336,566
Financial assets	9,272,352	27,206,990
Total non-current assets	11,380,114	29,461,224
Current assets
Current other assets	12,521,363	10,983,458
Current tax assets	1,154,604	1,282,177
Financial assets	49,925,236	57,162,266
Cash and cash equivalents	40,096,286	26,249,995
Total current assets	103,697,489	95,677,896
TOTAL ASSETS	115,077,603	125,139,120

EQUITY AND LIABILITIES
Equity
Issued capital	5,304,452	5,304,452
Share premium	280,310,744	280,310,744
Other capital reserves	33,121,984	30,591,209
Accumulated deficit	(227,977,709)	(213,975,679)
Other components of equity	4,360,146	3,050,270
Total equity	95,119,617	105,280,996
Non-current liabilities
Lease liabilities	973,905	1,066,354
Other liabilities	35,628	35,019
Total non-current liabilities	1,009,533	1,101,373
Current liabilities
Trade and other payables	9,502,770	8,574,244
Liabilities from government grants received	8,300,000	8,300,000
Lease liabilities	369,676	366,171
Employee benefits	644,646	1,378,130
Other financial liabilities	131,362	138,206
Total current liabilities	18,948,452	18,756,751
Total Liabilities	19,957,985	19,858,124
TOTAL EQUITY AND LIABILITIES	115,077,603	125,139,120

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2022 and 2021

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2022	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period	—	—	—	(14,002,030)	—	(14,002,030)
Exchange differences on translation of foreign currency	—	—	—	—	1,309,875	1,309,875
Total comprehensive loss	—	—	—	(14,002,030)	1,309,875	(12,692,155)
Equity-settled share-based pay-ments	—	—	2,530,775	—	—	2,530,775

Balance as of March 31, 2022	5,304,452	280,310,744	33,121,984	(227,977,709)	4,360,146	95,119,617

Balance as of January 1, 2021	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period	—	—	—	(6,125,378)	—	(6,125,378)
Exchange differences on translation of foreign currency	—	—	—	—	3,504,699	3,504,699
Total comprehensive loss	—	—	—	(6,125,378)	3,504,699	(2,620,679)
Issuance of common shares and warrants	1,873,203	63,269,346	—.	—.	—.	65,142,549
Transaction costs	—	(4,219,222)	—	—.	—	(4,219,222)
Equity-settled share-based payments	—	—	1,721,270	—	—	1,721,270
Share options exercised	41,741	921,994	—	—	—	963,735
Balance as of March 31, 2021	5,302,354	280,261,994	27,980,274	(174,470,998)	(222,091)	138,851,532

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021

in €	For the three months ended March 31, 2022 (unaudited)	For the three months ended March 31, 2021 (unaudited)

Operating activities
Loss for the period	(14,002,030)	(6,125,378)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	153,321	168,343
Net finance income	(856,308)	(1,798,949)
Share-based payment expense	2,530,775	1,721,270
Net foreign exchange differences	135,826	193,847
Changes in:
Other assets	(1,405,328)	(2,739,152)
Employee benefits	(732,876)	(952,820)
Other liabilities	(6,844)	240,229
Trade and other payables	928,526	(1,150,252)
Interest received	420,916	33,189
Interest paid	(24,641)	(3,780)
Net cash used in operating activities	(12,858,662)	(10,413,453)
Investing activities
Purchase of intangible assets, property and equipment	(7,828)	(17,062)
Purchase of current financial assets	—	(14,985,026)
Proceeds from the maturity of financial assets	26,488,950	13,952,522
Net cash from/ (used in) investing activities	26,481,122	(1,049,566)
Financing activities
Proceeds from issuance of common shares	—	65,142,549
Transaction costs from issuance of common shares	—	(4,219,222)
Proceeds from exercise of share options	—	963,735
Repayment of lease liabilities	(90,806)	(90,716)
Net cash from/ (used in) financing activities	(90,806)	61,796,346
Net increase/(decrease) in cash and cash equivalents	13,531,653	50,333,328
Effect of exchange rate changes on cash and cash equivalents	314,639	2,432,654
Cash and cash equivalents at beginning of period	26,249,995	25,968,681
Cash and cash equivalents at end of period	40,096,286	78,734,662

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.com.

The COVID-19 related work described herein is partly funded by the German Federal Government through grant number 16LW0113 (Vilo-Covid). All responsibility for the content of this work lies with InflaRx.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, development of vilobelimab for mechanically ventilated COVID-19 patients; future analysis of our Phase II/III PANAMO trial and interactions with regulators regarding the results of the trial and potential regulatory approval pathways; the impact of the COVID-19 pandemic on us; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; decisions regarding the strategic direction of our company; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us;  our status as an emerging growth company and/or foreign private issuer; and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.